FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2007

CLP Holdings Limited

(Registrant’s name in English)

147 Argyle Street

Kowloon, Hong Kong

(Address of Registrant’s principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X      Form 40-F

Indicate by check mark whether the Registrant by furnishing this information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No    X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Registrant hereby incorporates by reference in the report on Form 6-K the following Exhibits:

Exhibits

1.	Announcement of Notice of Annual General Meeting issued on 30 March 2007 and published in Hong Kong newspapers on 30 March 2007.

2.	Circular on Discloseable Transactions dated 30 March 2007 and despatced to shareholders on 30 March 2007.

3.	The poll results in respect of the resolutions proposed and seconded at the Annual General Meeting held on 24 April 2007 which were filed with The Stock Exchange of Hong Kong Limited dated 24 April 2007 and published in Hong Kong newspapers on 25 April 2007.

4.	Ordinary Resolutions passed by Shareholders at the Annual General Meeting held on 24 April 2007, which were filed with The Stock Exchange of Hong Kong Limited.

5.	The Quarterly Statement 2007 (January - March) dated 8 May 2007, published in Hong Kong newspapers on 9 May 2007 and despatched to Shareholders on 23 May 2007.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of CLP HOLDINGS LIMITED

By:	/ s / April Chan
Name:	April Chan
Title:	Company Secretary

Date: 8 June 2007

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Exhibit 1

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the ninth Annual General Meeting of Shareholders of CLP Holdings Limited (the Company) will be held at Jockey Club Auditorium, The Hong Kong Polytechnic University, Hung Hom, Kowloon, Hong Kong on Tuesday, 24 April 2007, at 11:00 a.m. for the following purposes:

(1)	To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2006.

(2)	To declare a final dividend and a special final dividend.

(3)	To elect Directors.

(4)	To re-appoint Auditors and authorise Directors to fix Auditors’ remuneration.

As special business to consider and, if thought fit, pass with or without modification the following Resolutions as Ordinary Resolutions:

(5)	“That the remuneration payable to the Non-executive Directors including Independent Non-executive Directors who serve on the Board and the following Board Committees of the Company be fixed at the levels as shown in the following table for each financial year until the Company in General Meeting otherwise determines; such remuneration to take effect from 25 April 2007 and be payable to Directors on a pro rata basis for the financial year ending 31 December 2007.

HK$
Board
Chairman	430,000
Vice Chairman	340,000
Non-executive Director	310,000

Nomination Committee
Chairman	14,000
Member	10,000

Audit Committee
Chairman	220,000
Member	160,000

Finance & General Committee
Chairman	215,000
Member	155,000

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	HK$
Human Resources & Remuneration Committee
Chairman	40,000
Member	30,000

Regulatory Affairs Committee
Chairman	20,000
Member	15,000

Provident & Retirement Fund Committee
Chairman	14,000
Member	10,000

Social, Environmental & Ethics Committee
Chairman	45,000
Member	35,000

China Committee
Chairman	60,000
Member	45,000	”

(6)	“That:

(a)	subject to paragraph (c), a general mandate be and is hereby unconditionally granted to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to allot, issue and dispose of additional shares in the Company and to make or grant offers, agreements, options or warrants which would or might require the exercise of such powers;

(b)	the mandate in paragraph (a) shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the aggregate nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the mandate in paragraph (a), otherwise than pursuant to (i) a Rights Issue, or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iii) any scrip dividend or similar arrangement pursuant to the Articles of Association of the Company from time to time, shall not exceed five per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution and the said mandate shall be limited accordingly;

(d)	for the purpose of this Resolution:

“Relevant Period” means the period from the passing of this Resolution until whichever is the earlier of:

(i)	the conclusion of the next Annual General Meeting of the Company;

(ii)	the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

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(iii)	the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong).”

(7)	“That:

(a)	a general mandate be and is hereby unconditionally given to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to purchase or otherwise acquire shares of HK$5.00 each in the capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, provided that the aggregate nominal amount of shares so purchased or otherwise acquired shall not exceed ten per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution.

(b)	for the purpose of this Resolution:

“Relevant Period” means the period from the passing of this Resolution until whichever is the earlier of:

(i)	the conclusion of the next Annual General Meeting of the Company;

(ii)	the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

(iii)	the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.”

(8)	“That, conditional upon the passing of Resolutions (6) and (7) set out in the Notice convening this Meeting, the aggregate nominal amount of the shares which are purchased or otherwise acquired by the Company pursuant to Resolution (7) shall be added to the aggregate nominal amount of the shares which may be issued pursuant to Resolution (6).”

By Order of the Board

April Chan

Company Secretary

Hong Kong, 30 March 2007

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EXPLANATORY NOTES TO THE NOTICE OF ANNUAL GENERAL MEETING

Proxy Information

1.	A Shareholder entitled to attend and vote at the Annual General Meeting to be held on 24 April 2007 (the AGM) convened by the Notice of AGM (the Notice) is entitled to appoint not more than two proxies to attend and vote in his/her stead. The proxy need not be a Shareholder of the Company.

2.	Proxy forms for use at the AGM will be sent to Shareholders together with the 2006 Annual Report on 30 March 2007. The proxy form will be published on the website of The Stock Exchange of Hong Kong (the Exchange) and can also be downloaded from the CLP website: www.clpgroup.com. In order to be valid, proxy forms must be completed, signed and deposited at the Company’s Registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not less than 48 hours before the time for holding the AGM.

Dividends

3.	The Board has recommended a final dividend and a special final dividend of HK$0.89 per share and HK$0.02 per share respectively. The final dividend and special final dividend are subject to Shareholders’ approval at the AGM. The special final dividend represents the distribution of the profit arising from the Hok Un redevelopment in Hong Kong.

4.	The Register of Shareholders will be closed from 16 April 2007 to 24 April 2007, both days inclusive, during which period the registration of transfers of shares will be suspended. To rank for the final dividend and special final dividend, all transfers should be lodged with the Company’s Registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, for registration not later than 4:30 p.m. on 13 April 2007.

Directors

5.	As at the date of the Notice, Directors of the Company are:

Non-executive Directors:	The Hon. Sir Michael Kadoorie, Mr. W. E. Mocatta,
Mr. J. S. Dickson Leach, Mr. R. J. McAulay,
Mr. J. A. H. Leigh, Mr. R. Bischof, Mr. I. D. Boyce,
Mr. P. C. Tan (Mr. Bradley W. Corson as his alternate),
Mr. Jason Whittle and Dr. Y. B. Lee

Independent Non-executive Directors:	The Hon. Sir S. Y. Chung, Dr. William K. Fung, Mr. V. F. Moore, Mr. Hansen C. H. Loh, Mr. Paul M. L. Kan, Professor Judy Tsui, Sir Rod Eddington and Mr. Peter T. C. Lee

Executive Directors:	Mr. Andrew Brandler, Mr. Peter P. W. Tse and
Mr. Peter W. Greenwood

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6.	In relation to agenda item No. (3) in the Notice regarding election of Directors, Mr. Jason Whittle, Mr. Peter T. C. Lee and Mr. Peter W. Greenwood, who were newly appointed by the Board, retire at the AGM in accordance with Article 109 of the Company’s Articles of Association and, being eligible, offer themselves for election by Shareholders. Mr. V. F. Moore, Mr. R. Bischof, Mr. Hansen Loh, Mr. W. E. Mocatta, Mr. Peter P. W. Tse and Mr. Andrew Brandler also retire at the AGM by rotation pursuant to Article 103 of the Company’s Articles of Association and, being eligible, offer themselves for re-election. The election and re-election of these retiring Directors will be individually voted on by Shareholders.

7.	With the exceptions of Mr. Peter T. C. Lee and Mr. Peter W. Greenwood who were appointed to the Board of the Company on 1 March 2007, the qualifications, previous experience and length of service with the Company of all the Directors who stand for election and re-election at the AGM are set out in the “Board of Directors and Senior Management” section on pages 100 and 101 of CLP Holdings’ 2006 Annual Report which accompanies this Notice.

8.	With the exceptions of Mr. Peter T. C. Lee, Mr. Peter W. Greenwood, Mr. V. F. Moore and Mr. Hansen Loh, all the other Directors who stand for re-election at the AGM have interests in the shares of the Company. Such Directors’ interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance are set out in the “Directors’ Report” on pages 128 and 129 in CLP Holdings’ 2006 Annual Report and remain unchanged as at 16 March 2007, being the latest practicable date prior to the printing of the Notice (latest practicable date).

9.	With the exceptions of Mr. Peter T. C. Lee and Mr. Peter W. Greenwood who were appointed to the Board of the Company on 1 March 2007, the amount of emoluments paid for the year ended 31 December 2006 to each of the Directors who stand for election and re-election at the AGM together with the basis of determining such emoluments are set out in the “Remuneration Report” on pages 119 to 123 in CLP Holdings’ 2006 Annual Report.

10.	As an Independent Non-executive Director, Mr. Peter T. C. Lee is entitled to receive a fee of HK$200,000 per annum (which will be increased to HK$310,000 per annum subject to shareholders’ approval of Resolution (5) in this Notice). As an Executive Director, Mr. Peter W. Greenwood will receive a base compensation of HK$4.6 million per annum and is entitled to a performance bonus, the level of which is set by the Human Resources & Remuneration Committee having regard to the performance of the CLP Group and the individual concerned.

11.	Other biographical details of each of the Directors who stand for election and re-election at the AGM, as required by rule 13.51(2) of the Rules Governing the Listing of Securities on the Exchange (the Listing Rules) as at the latest practicable date, are set out below to enable Shareholders to make an informed decision on their election and re-election. Save for the information set out in this paragraph 11 and in paragraphs 6 to 10 above, there is no information to be disclosed pursuant to any of the requirements of the provisions under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules nor are there other matters that need to be brought to the attention of Shareholders in respect of the Directors who stand for election and re-election at the AGM.

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11.1	Mr. Jason Holroyd Whittle (aged 39)

Mr. Jason Whittle is a Non-executive Director and a substantial shareholder of the Company. He was appointed to the Board on 9 May 2006. He is a Member of the Finance & General Committee, Regulatory Affairs Committee and Social, Environmental & Ethics Committee of the CLP Holdings Board. He is also a Director of CLP Australia Holdings Pty Ltd and CLP Research Institute Ltd., the wholly-owned subsidiaries of the Company. In the past three years and as at the latest practicable date, Mr. Whittle has not served as a director of any other listed public companies. He is a Director of Sir Elly Kadoorie & Sons Ltd. overseeing a number of the Kadoorie Family’s interests in Hong Kong and overseas. He is also the son-in-law of Mr. R. J. McAulay.

11.2	Mr. Lee Ting Chang Peter (aged 53)

Mr. Lee is an Independent Non-executive Director of the Company appointed on 1 March 2007. Mr. Lee holds a Bachelor of Science Degree in Civil Engineering from the University of Manchester, United Kingdom. He is also a qualified solicitor of the Supreme Court of England and Wales.

In the past three years and as at the latest practicable date, Mr. Lee has served as the Chairman of Hysan Development Company Limited and a Non-executive Director of Cathay Pacific Airways Limited, Hang Seng Bank Limited, SCMP Group Limited and Maersk China Limited. Mr. Lee is also Vice President of the Real Estate Developers Association of Hong Kong, Council Member of Asia Business Council, Council Member of the Employers’ Federation of Hong Kong, Advisory Board Member of The Salvation Army Hong Kong, International Council member of INSEAD, the Governor of Lee Hysan Foundation and a non-official Justice of the Peace.

He has submitted to the Exchange a written confirmation concerning his independence. The Board, therefore, considers him to be independent and believes that he should be elected. He has no financial or family relationships with any other Directors, Senior Management or substantial or controlling shareholders of the Company.

11.3	Mr. Peter William Greenwood (aged 50)

Mr. Greenwood is an Executive Director of the Company appointed on 1 March 2007 and a Member of the Finance & General Committee and the Social, Environmental & Ethics Committee of the CLP Holdings Board. He holds an MA degree in law from the University of Cambridge and a diploma in German law and legal system from the University of Tuebingen and the Justice Ministry of North Rhine-Westphalia. In 2006, he completed full-time study for an MA degree in War Studies from King’s College, London University. He is a Fellow of The Institute of Chartered Secretaries in England and a Fellow of The Hong Kong Institute of Chartered Secretaries. Mr. Greenwood is a solicitor in England and Wales and in Hong Kong, as well as being qualified as an avocat in France.

Before joining the CLP Group in 1995, he was a Senior Commercial Lawyer with the Provisional Airport Authority, Hong Kong, and prior to that was in private practice as a solicitor with leading corporate law firms in London, Hamburg, Hong Kong and Paris. Prior to stepping down in 2005, Mr. Greenwood was an Executive Director (since 2001), the Company Secretary and Corporate Counsel (since 1996) of CLP Holdings. As such he was responsible for the CLP Group’s corporate secretarial and legal affairs, including advising the Chairman and Board on corporate governance issues and compliance. With effect from 1 March 2007 Mr. Greenwood became the Executive Director - Strategy of the Company, reporting to the Chief Executive Officer. His principal focus is to work on matters of a strategic nature impacting the overall direction of the CLP Group. He has no financial or family relationships with any other Directors, Senior Management or substantial or controlling shareholders of the Company.

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11.4	Mr. Vernon Francis Moore (aged 60)

Mr. Moore is an Independent Non-executive Director of the Company, the Chairman of the Audit Committee and a Member of the Finance & General Committee, Human Resources & Remuneration Committee and Regulatory Affairs Committee of the CLP Holdings Board. Mr. Moore was first appointed to the Board in 1997 and has, therefore, served for more than nine years. He has submitted to the Exchange a written confirmation concerning his independence. Mr. Moore has also given an annual confirmation of his independence to the Company. The Board, therefore, considers him to be independent and believes that he should be re-elected, in particular because of his experience and contribution to the Board. In the past three years and as at the latest practicable date, Mr. Moore has served as an Executive Director of CITIC Pacific Ltd. and a Non-executive Director of Cathay Pacific Airways Ltd. He has no financial or family relationships with any other Directors, Senior Management or substantial or controlling shareholders of the Company.

11.5	Mr. Rudolf Bischof (aged 65)

Mr. Bischof is a Non-executive Director of the Company and a Member of the Provident & Retirement Fund Committee of the CLP Holdings Board. In the past three years and as at the latest practicable date, Mr. Bischof has served as the Chairman of Nanyang Holdings Ltd. Mr. Bischof is also a Director of Sir Elly Kadoorie & Sons Ltd. overseeing a number of the Kadoorie Family’s interests in Hong Kong and overseas and, as such, is associated with a substantial shareholder of the Company.

11.6	Mr. Loh Chung Hon Hansen (aged 69)

Mr. Loh is an Independent Non-executive Director of the Company and a Member of the Audit Committee and Regulatory Affairs Committee of the CLP Holdings Board. He has submitted to the Exchange a written confirmation concerning his independence. Mr. Loh has also given an annual confirmation of his independence to the Company. The Board, therefore, considers him to be independent and believes that he should be re-elected, in particular because of his experience and contribution to the Board. In the past three years and as at the latest practicable date, Mr. Loh has served as an Independent Non-executive Director of CITIC Pacific Ltd., of which he is also a member of the Audit Committee. He has no financial or family relationships with any other Directors, Senior Management or substantial or controlling shareholders of the Company.

11.7	Mr. William Elkin Mocatta (aged 54)

Mr. Mocatta is the Vice Chairman of the Company, the Chairman of the Finance & General Committee, Human Resources & Remuneration Committee and the Provident & Retirement Fund Committee, and a Member of the China Committee and the Regulatory Affairs Committee of the CLP Holdings Board. He also serves on the boards of various subsidiaries of the Company; namely the Chairman of CLP Power Hong Kong Ltd., CLP Properties Ltd. and Kar Ho Development Co. Ltd.; and a Director of CLP Australia Holdings Pty Ltd, CLP Research Institute Ltd. and Hong Kong Nuclear Investment Co. Ltd. In the past three years and as at the latest practicable date, Mr. Mocatta has served as a Non-executive Director of The Hongkong and Shanghai Hotels, Ltd. and an Alternate Director of Hutchison Whampoa Ltd. Mr. Mocatta is also a Director of Sir Elly Kadoorie & Sons Ltd. overseeing a number of the Kadoorie Family’s interests in Hong Kong and overseas and, as such, is associated with a substantial shareholder of the Company.

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11.8	Mr. Tse Pak Wing Peter (aged 56)

Mr. Tse is the Group Executive Director and Chief Financial Officer of the Company and a Member of the China Committee, Finance & General Committee, Provident & Retirement Fund Committee and Regulatory Affairs Committee of the CLP Holdings Board. He also serves on the boards of various subsidiaries of the Company; namely the Chairman of CLP Research Institute (HK) Ltd., an Executive Director of CLP Properties Ltd. and CLP Power Asia Ltd., and a Director of CLP Power Hong Kong Ltd., CLP Australia Holdings Pty Ltd, CLP Research Institute Ltd., CLP Treasury Services Ltd., CLP Power Hong Kong Financing Ltd., Hong Kong Nuclear Investment Co. Ltd. and Kar Ho Development Co. Ltd. Mr. Tse has not served as a director of any other listed public companies. Mr. Tse has no financial or family relationships with any other Directors, Senior Management or substantial or controlling shareholders of the Company.

11.9	Mr. Andrew Clifford Winawer Brandler (aged 50)

Mr. Brandler is the Chief Executive Officer of the Company, the Chairman of the Regulatory Affairs Committee and the Social, Environmental & Ethics Committee, Vice Chairman of the China Committee and a Member of the Finance & General Committee of the CLP Holdings Board. He also serves on the boards of various subsidiaries of the Company; namely the Chairman of Hong Kong Nuclear Investment Co. Ltd.; Chairman and Executive Director of CLP Power Asia Ltd.; Vice Chairman of CLP Power Hong Kong Ltd. and CLP Research Institute Ltd.; Deputy Chairman of CLP Properties Ltd. and Kar Ho Development Co. Ltd.; and a Director of CLP Australia Holdings Pty Ltd and CLP Treasury Services Ltd. In the past three years and as at the latest practicable date, Mr. Brandler has not served as a director of any other listed public companies. He is now the Vice Chairman of the Hong Kong General Chamber of Commerce. Mr. Brandler has no financial or family relationships with any other Directors, Senior Management or substantial or controlling shareholders of the Company.

Auditors’ Remuneration

12.	In relation to agenda item No. (4) in the Notice regarding the authorisation of Directors to fix auditors’ remuneration, Shareholders should note that, in practice, the amount of auditors’ remuneration for the year 2007 audit cannot be determined at the beginning of the financial year. This is because auditors’ remuneration for any given year varies, in particular by reference to the scope and extent of the audit work which is undertaken during that year.

13.	In order to be able to charge the amount of auditors’ remuneration as operating expenses for the year ending 31 December 2007, Shareholders’ approval to delegate the authority to the Directors to fix the auditors’ remuneration for the year ending 31 December 2007 is required at the AGM.

14.	The work of the auditors and the amount of remuneration paid to the auditors for the year 2006 audit has been reviewed by the Audit Committee, which comprises only Independent Non-executive Directors. The approved amount of auditors’ remuneration and fees paid to the auditors for non-audit services are disclosed on page 114 of CLP Holdings’ 2006 Annual Report. All non-audit services performed by the auditors were pre-approved by the Audit Committee in line with the requirements of the Sarbanes-Oxley Act.

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Non-executive Directors’ Remuneration

15.	CLP’s Code on Corporate Governance issued on 28 February 2005 provides that Non-executive Directors (NEDs) of the Company are paid fees in line with market practice based on a formal independent review undertaken no less frequently than every three years. The last such review took place in 2004 (2004 Review). The methodology adopted in the 2004 Review and the resulting fees were approved by shareholders at the Annual General Meeting held on 22 April 2004. These resulting fees, which are currently paid to NEDs, are set out below:

Current Fees per annum
HK$
Board
Chairman	280,000
Vice Chairman	220,000
Non-executive Director	200,000

Nomination Committee
Chairman	10,000
Member	10,000

Audit Committee
Chairman	140,000
Member	100,000

Finance & General Committee
Chairman	110,000
Member	80,000

Human Resources & Remuneration Committee
Chairman	14,000
Member	10,000

Regulatory Affairs Committee
Chairman	30,000
Member	20,000

Provident & Retirement Fund Committee
Chairman	Nil
Member	Nil

Social, Environmental & Ethics Committee
Chairman	30,000
Member	20,000

China Committee
Chairman	56,000
Member	40,000

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16.	In February 2007, Management completed a review of the level of fees payable to NEDs for 2007-2010 (2007 Review), following the same methodology used in the 2004 Review. The 2007 Review takes into account the workload, scale and complexity of the business and the responsibility of Directors in determining the remuneration of the Company’s NEDs. The resulting fees of the 2007 Review were then benchmarked against the fees paid to NEDs serving on other leading Hong Kong and U.K. listed companies.

17.	The result of the application of the established methodology, including the benchmarking exercise, has led Management to propose a significant, but justifiable, increase in the remuneration of the Company’s NEDs, as set out in Resolution (5) in this Notice.

18.	The methodology and resulting levels of fees proposed to be payable to the Company’s NEDs in the 2007 Review have been independently reviewed by Stephenson Harwood & Lo (SHL), who have provided an opinion to the effect that the methodology adopted by CLP is reasonable and appropriate, has been fairly and consistently applied and that the resulting proposed levels of fees are reasonable and appropriate having regard to current corporate governance practices in Hong Kong and in the U.K.

19.	The proposed revised levels of fees have been considered and endorsed by the Human Resources & Remuneration Committee, and recommended to shareholders for approval.

20.	Details of the methodology and resulting fees are set out in the Remuneration Report on pages 119 and 120 of CLP Holdings’ 2006 Annual Report. The 2007 Review which contains SHL’s opinion is available on the CLP website and can be obtained on request to the Company Secretary.

General Mandate to issue shares

21.	In relation to the general mandate referred to in Resolution (6) in the Notice, an Ordinary Resolution was passed at the Annual General Meeting held on 25 April 2006 giving a general mandate to the Directors to issue up to five per cent of the share capital of the Company in issue. No shares have been issued pursuant to this mandate, which will lapse at the conclusion of the forthcoming AGM, unless the mandate is renewed at that meeting. At present, the Directors have no immediate proposals to issue any new shares. The Directors believe that it is in the best interests of the Company and its Shareholders to have a general authority from Shareholders to enable the Directors to issue shares.

Share Repurchase Mandate

22.	In relation to the general mandate referred to in Resolution (7) in the Notice, an Ordinary Resolution was passed at the Annual General Meeting on 25 April 2006 giving a general mandate to the Directors to repurchase shares of the Company on the Exchange representing up to ten per cent of the issued share capital of the Company. Up to the latest practicable date, no shares were repurchased pursuant to this general mandate, which will lapse at the conclusion of the forthcoming AGM, unless the mandate is renewed at that meeting. The Directors believe that it is in the best interests of the Company and its Shareholders to have a general authority from Shareholders to enable the Directors to repurchase shares on an opportunistic basis for the enhancement of long-term shareholder value. Shareholders’ attention is particularly drawn to the implication of share repurchases under the Hong Kong Code on Takeovers and Mergers as set out in the Explanatory Statement on Share Repurchase Mandate which accompanies the Notice.

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Right to demand a poll

23.	Pursuant to Article 68 of the Articles of Association of the Company, every question submitted to a general meeting shall be determined in the first instance by a show of hands of the Shareholders present in person, but a poll may be demanded (before or upon the declaration of the result of the show of hands) by the Chairman or by:

(a)	not less than five Shareholders present in person or by proxy having the right to vote at the meeting; or

(b)	a Shareholder or Shareholders present in person or by proxy representing not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the meeting; or

(c)	a Shareholder or Shareholders present in person or by proxy holding shares conferring a right to vote at the meeting, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring the right.

24.	Pursuant to Article 68, the Chairman will demand a poll on each of the questions submitted for determination at the forthcoming AGM. The results of the poll will be published in the local newspapers and on the Company’s and the Exchange’s websites on the business day following the AGM, as well as in the Minutes of the AGM for despatch to Shareholders.

Procedure for Shareholders to put forward proposals at the AGM

25.	Pursuant to Article 106 of the Articles of Association of the Company, if a Shareholder wishes to propose a person other than a Director of the Company for election as a Director at the AGM, he/she can deposit a written notice to that effect at the registered office of the Company for the attention of the Company Secretary. In order for the Company to inform Shareholders of that proposal, the written notice must state the full name of the person proposed for election as a Director, include the person’s biographical details as required by rule 13.51(2) of the Listing Rules, and be signed by the Shareholder concerned and that person indicating his/her willingness to be elected. The period for lodgment of such a written notice will commence no earlier than 31 March 2007 being the day after the despatch of the Notice and end no later than 17 April 2007 which is seven days prior to the date of the AGM . If the notice is received less than 15 days prior to the AGM, the Company will need to consider the adjournment of the AGM in order to allow Shareholders 14 days’ notice of the proposal.

26.	For other proposals including requisitions to move a resolution at the AGM, Shareholders are requested to follow the requirements and procedures as set out in section 115A of the Hong Kong Companies Ordinance and further explained on the CLP website. A hard copy of this procedure can be obtained free of charge on request to the Company Secretary.

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CLP Holdings Limited

(incorporated in Hong Kong with limited liability)

(Stock Code: 002)

Non-executive Directors:	The Hon. Sir Michael Kadoorie, Mr. W. E. Mocatta, Mr. J. S. Dickson Leach, Mr. R. J. McAulay, Mr. J. A. H. Leigh, Mr. R. Bischof, Mr. I. D. Boyce,
Mr. P. C. Tan (Mr. Bradley W. Corson as his alternate), Mr. Jason Whittle and
Dr. Y. B. Lee

Independent Non-executive Directors:	The Hon. Sir S. Y. Chung, Dr. William K. Fung, Mr. V. F. Moore,
Mr. Hansen C. H. Loh, Mr. Paul M. L. Kan, Professor Judy Tsui,
Sir Rod Eddington and Mr. Peter T. C. Lee

Executive Directors:	Mr. Andrew Brandler, Mr. Peter P. W. Tse and Mr. Peter W. Greenwood

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THIS CIRCULAR IS SOLELY FOR YOUR INFORMATION AND

YOU ARE ADVISED TO READ AND NOTE THE CONTENTS OF THIS CIRCULAR

Exhibit 2

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance on the whole or any part of the contents of this circular.

If you are in any doubt as to any aspect of this circular, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in CLP Holdings Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or transferee.

CLP HOLDINGS LIMITED

(incorporated in Hong Kong with limited liability)

(Stock Code: 002)

DISCLOSEABLE TRANSACTIONS

A letter from the Chairman of CLP Holdings Limited is set out on pages 3 to 8 of this circular.

30 March 2007

- i -

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

“Asset Injections”	collectively, the CLP Thailand Injection, the BLCP Injection and the Ho-Ping Injection

“Baht”	Thai Baht

“BLCP”	BLCP Power Limited, a limited liability company incorporated in Thailand which owns a 1,434MW coal-fired power station in Rayong, Thailand

“BLCP Injection”	the sale of 50% interest in the registered share capital of BLCP by the CLP Group to EGCO, as detailed in the section headed “BLCP Injection” in this circular

“CLP Group”	the Company and its subsidiaries

“CLP P-SEA”	CLP Power Southeast Asia Limited, a limited liability company incorporated in the British Virgin Islands which owns 40% of the issued share capital of Ho-Ping

“CLP Thailand”	CLP Power Projects (Thailand) Limited, a limited liability company incorporated in the British Virgin Islands which owns a 22.42% interest in the issued shares of EGCO

“CLP Thailand Injection”	the transfer of the entire issued share capital of CLP Thailand to OneEnergy and subscription by Mitsubishi of 50% of the issued share capital of OneEnergy (on a fully-diluted basis), as detailed in the section headed “CLP Thailand Injection” in this circular

“Company”	CLP Holdings Limited, a company incorporated in Hong Kong with limited liability and whose shares are listed on the Stock Exchange (Stock code: 002)

“Directors”	the directors of the Company

“EGCO”	Electricity Generating Public Company Limited, a public limited liability company incorporated in Thailand listed on the Stock Exchange of Thailand

“HK$”	Hong Kong Dollars

“Ho-Ping”	Ho Ping Power Company, a public company limited by shares incorporated in Taiwan which owns a 1,320MW coal-fired power station at Ho Ping, Taiwan

DEFINITIONS

“Ho-Ping Injection”	the injection by the CLP Group of the Ho-Ping Project Interests into OneEnergy, as detailed in the section headed “Ho-Ping Injection” in this circular

“Ho-Ping Project Interests”	CLP Group’s project interests in Ho-Ping, including the entire issued share capital of CLP P-SEA, 40% of the issued share capital of HPSC, and shareholders’ loans owed by CLP P-SEA in the amount of approximately US$130 million (HK$1,014 million)

“HPSC”	HPC Power Services Corporation, a limited liability company incorporated in the British Virgin Islands whose principal business is to provide operation and maintenance services to the power station of Ho-Ping

“Latest Practicable Date”	23 March 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained in this circular

“Listing Rules”	Rules Governing the Listing of Securities on the Stock Exchange

“Mitsubishi”	Mitsubishi Corporation of Japan, a company incorporated with limited liability in Japan and a 50% joint venture partner of the CLP Group in OneEnergy

“MW”	Megawatts

“NT$”	New Taiwan Dollars

“OneEnergy”	OneEnergy Limited, a company incorporated with limited liability in the Cayman Islands which is 50:50 owned by the CLP Group and Mitsubishi

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“TCC”	Taiwan Cement Corporation, a company incorporated in Taiwan and the shares of which are listed on the Taiwan Stock Exchange

“US$”	United States Dollars

In this circular, figures in US$ are translated to HK$ at the exchange rate of US$1.00 = HK$7.80 and figures in Baht and NT$ are translated to HK$ at the applicable exchange rates at the relevant time for illustration purposes only.

LETTER FROM THE CHAIRMAN

CLP HOLDINGS LIMITED

(incorporated in Hong Kong with limited liability)

(Stock Code: 002)

Non-Executive Directors:

The Hon. Sir Michael Kadoorie (Chairman)

Mr. W. E. Mocatta

Mr. J. S. Dickson Leach

Mr. R. J. McAulay

Mr. J. A. H. Leigh

Mr. R. Bischof

Mr. I. D. Boyce

Mr. P. C. Tan (Mr. Bradley W. Corson as his alternate)

Mr. Jason Whittle

Dr. Y. B. Lee

Independent Non-Executive Directors:

The Hon. Sir S. Y. Chung

Dr. William K. Fung

Mr. V. F. Moore

Mr. Hansen C. H. Loh

Mr. Paul M. L. Kan

Professor Judy Tsui

Sir Rod Eddington

Mr. Peter T. C. Lee

Executive Directors:

Mr. Andrew Brandler

Mr. Peter P. W. Tse

Mr. Peter W. Greenwood

Registered Office: 147 Argyle Street Kowloon Hong Kong
30 March 2007

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTIONS

1.	INTRODUCTION

In the Company’s announcements dated 22 March 2006 and 9 March 2007, the Company announced that the CLP Group and Mitsubishi agreed to form a strategic joint venture for the purpose of acquiring interests in and developing and operating power generation businesses in Southeast Asia and Taiwan. The joint venture vehicle is called OneEnergy, which is owned by the CLP Group and Mitsubishi on a 50:50 basis since the formation of the joint venture.

LETTER FROM THE CHAIRMAN

The CLP Group injected its interests in CLP Thailand (which owns approximately 22.42% of EGCO) into OneEnergy upon the formation of the OneEnergy joint venture. Subsequently, the CLP Group also injected its interest in BLCP into EGCO. On 9 March 2007, the CLP Group, Mitsubishi and OneEnergy entered into a sale and purchase agreement whereby the CLP Group agreed to inject the Ho-Ping Project Interests into OneEnergy.

The consideration for the Ho-Ping Injection, if aggregated with the considerations for the CLP Thailand Injection and the BLCP Injection, will result in the application percentage ratios set out in Rule 14.07 of the Listing Rules exceeding 5%. Accordingly, on an aggregated basis, the Asset Injections will constitute discloseable transactions for the Company under Chapter 14 of the Listing Rules.

The purpose of this circular is to give you further details of the Asset Injections and other information prescribed by the Listing Rules.

2.	ASSET INJECTIONS

2.1	CLP THAILAND INJECTION

On 22 March 2006, the CLP Group, Mitsubishi and OneEnergy entered into a subscription agreement in relation to the formation of the OneEnergy joint venture. Prior to the entering into of the subscription agreement, OneEnergy was then a wholly-owned subsidiary of the CLP Group.

The formation of the joint venture was implemented by:

(a)	the CLP Group procuring the transfer of the entire issued share capital of CLP Thailand to OneEnergy and discharging any loan made to CLP Thailand by any other company within the CLP Group; and

(b)	Mitsubishi subscribing new shares in OneEnergy representing 50% of the issued share capital of OneEnergy (on a fully-diluted basis) at the consideration of approximately US$335 million (HK$2,613 million) which was paid upon completion.

Upon completion of the subscription which took place on 23 March 2006, OneEnergy became a jointly controlled entity of the CLP Group as it was owned by the CLP Group and Mitsubishi on a 50:50 basis and CLP Thailand became a wholly-owned subsidiary of OneEnergy. The CLP Group, Mitsubishi and OneEnergy also entered into a shareholders’ agreement to regulate the management and business activities of the joint venture.

LETTER FROM THE CHAIRMAN

CLP Thailand is an investment holding company, owning approximately 22.42% of the issued shares of EGCO. For the financial year ended 31 December 2005, the audited net profits (before and after taxation and extraordinary items) of CLP Thailand were HK$68 million and HK$61 million, respectively. For the financial year ended 31 December 2004, the audited net profits (before and after taxation and extraordinary items) of CLP Thailand were HK$67 million and HK$60 million, respectively. As at 31 December 2005, CLP Thailand had audited total assets of HK$1,234 million.

For the financial year ended 31 December 2005, the audited net profits (before and after taxation and extraordinary items) of EGCO were 4,568 million Baht (HK$880 million) and 4,093 million Baht (HK$789 million), respectively. For the financial year ended 31 December 2004, the audited net profits (before and after taxation and extraordinary items) of EGCO were 5,258 million Baht (HK$1,017 million) and 4,662 million Baht (HK$902 million), respectively. As at 31 December 2005, EGCO had audited total assets of 61,250 million Baht (HK$11,552 million). The figures above are extracted from the audited financial statements of EGCO, which were prepared in accordance with generally accepted accounting principles in Thailand.

Under Rule 14.29 of the Listing Rules, the allotment of shares in OneEnergy to Mitsubishi was regarded as a “deemed disposal” of CLP Group’s interest in CLP Thailand. The CLP Group has recognised a gain of HK$343 million arising from the formation of the OneEnergy joint venture.

2.2	BLCP INJECTION

On 30 October 2006, the CLP Group and EGCO entered into a share purchase agreement whereby the CLP Group agreed to sell its entire 50% equity interest in BLCP to EGCO. The consideration was in the aggregate sum of 6,645 million Baht (HK$1,424 million), of which (a) 2,000 million Baht (HK$424 million) was paid on 6 November 2006 to cover the new shares in BLCP subscribed by the CLP Group before completion; and (b) 4,645 million Baht (HK$1,000 million) was paid upon completion of the share transfer which took place on 30 January 2007.

BLCP is the owner of a 1,434MW coal-fired power station in Rayong, Thailand, which was under construction till late 2006 and is now in full commercial operation. For the financial year ended 31 December 2005, the audited net losses (both before and after taxation and extraordinary items) of BLCP were 269 million Baht (HK$52 million). For the financial year ended 31 December 2004, the audited net losses (both before and after taxation and extraordinary items) of BLCP were 99 million Baht (HK$19 million). As at 31 December 2005, BLCP had audited total assets of 18,992 million Baht (HK$3,582 million). The figures above are extracted from the audited financial statements of BLCP, which were prepared in accordance with generally accepted accounting principles in Thailand.

The CLP Group has recognised a gain of HK$888 million as a result of the BLCP Injection.

LETTER FROM THE CHAIRMAN

2.3	HO-PING INJECTION

On 9 March 2007, the CLP Group, Mitsubishi and OneEnergy entered into a sale and purchase agreement whereby the CLP Group agreed to inject the Ho-Ping Project Interests into OneEnergy.

Ho-Ping owns a 1,320MW coal-fired power station at Ho Ping, Taiwan. Ho-Ping was originally a joint venture between the CLP Group and TCC, with CLP P-SEA (a wholly-owned subsidiary of the CLP Group) indirectly owning 40% of the issued share capital of Ho-Ping and TCC owning the remaining 60%. HPSC principally provides operation and maintenance services to the power station of Ho-Ping. Upon completion of the Ho-Ping Injection, CLP P-SEA will become a wholly-owned subsidiary of OneEnergy and will therefore cease to be a subsidiary of the CLP Group.

The consideration for the Ho-Ping Injection amounts to US$500 million (HK$3,900 million) which will be satisfied (a) as to US$410 million (HK$3,198 million) in cash payable by OneEnergy to the CLP Group before completion; and (b) as to US$90 million (HK$702 million) by issuing and allotting 9,000 new shares in OneEnergy to the CLP Group at completion. Part of the cash consideration mentioned in (a) above, being in the amount of US$90 million (HK$702 million), will be funded by issuing and allotting the same number of new shares in OneEnergy to Mitsubishi at completion. Upon completion of the Ho-Ping Injection and the issue of new shares in OneEnergy to the CLP Group and Mitsubishi as set out above, OneEnergy will remain a 50:50 joint venture between the CLP Group and Mitsubishi.

Completion of the Ho-Ping Injection is conditional upon fulfilment of all the conditions set out in the sale and purchase agreement, including the obtaining of third party consents. Completion is expected to take place on 30 March 2007, or such later date as the CLP Group and Mitsubishi shall agree.

For the financial year ended 31 December 2006, the audited net profits (both before and after taxation and extraordinary items) of CLP P-SEA were US$12 million (HK$94 million). For the financial year ended 31 December 2005, the audited net profits (both before and after taxation and extraordinary items) of CLP P-SEA were US$6 million (HK$47 million). As at 31 December 2006, CLP P-SEA had audited total assets of US$134 million (HK$1,045 million).

For the financial year ended 31 December 2006, the audited net profits (before and after taxation and extraordinary items) of HPSC were NT$164 million (HK$39 million) and NT$123 million (HK$29 million), respectively. For the financial year ended 31 December 2005, the audited net profits (before and after taxation and extraordinary items) of HPSC were NT$160 million (HK$39 million) and NT$120 million (HK$29 million), respectively. As at 31 December 2006, HPSC had audited total assets of NT$185 million (HK$44 million). The figures above are extracted from the audited financial statements of HPSC, which were prepared in accordance with generally accepted accounting principles in Taiwan.

LETTER FROM THE CHAIRMAN

The consideration for the Ho-Ping Injection is expected to exceed the book value of the Ho-Ping Project Interests. The CLP Group is therefore expected to recognise a one-off gain in its consolidated income statement upon completion, which is estimated to be around HK$1,000 million. The cash proceeds to be received by the CLP Group in the amount of US$410 million (HK$3,198 million) as a result of the Ho-Ping Injection are expected to be used as general working capital of the CLP Group.

3.	REASONS FOR THE ASSET INJECTIONS

OneEnergy has been established as the exclusive power sector investment vehicle in Southeast Asia and Taiwan for its two shareholders. Since the formation of the joint venture, OneEnergy has been negotiating with its shareholders with a view to acquiring existing power generation projects or interests owned by its shareholders in stages. The CLP Thailand Injection and the Ho-Ping Injection are in line with the business strategies of the CLP Group and OneEnergy.

The considerations for the CLP Thailand Injection and the Ho-Ping Injection were agreed between the parties after arm’s length negotiations between the CLP Group and Mitsubishi, taking into account the cash flow and earnings of the assets injected, and the leverage on the combined expertise, capital and local networks of the Company and Mitsubishi.

The BLCP Injection provides a means for the CLP Group to consolidate its existing investments in the Thailand power market in a single vehicle, namely EGCO. The consideration for the BLCP Injection was agreed between the parties after arm’s length negotiations between the CLP Group and EGCO, taking into account the valuation of the assets injected and CLP Group’s strategic role in EGCO.

Save as otherwise disclosed in this circular, the Directors consider that the Asset Injections will not have significant effect on the earnings, assets and liabilities of the CLP Group.

The Directors consider that the terms of the Asset Injections are fair and reasonable and in the interests of the shareholders as a whole.

4.	GENERAL

The consideration for the Ho-Ping Injection, if aggregated with the considerations for the CLP Thailand Injection and the BLCP Injection, will result in the applicable percentage ratios set out in Rule 14.07 of the Listing Rules exceeding 5%. Accordingly, on an aggregated basis, the Asset Injections will constitute discloseable transactions for the Company under Chapter 14 of the Listing Rules.

LETTER FROM THE CHAIRMAN

The Company is the holding company of the CLP Group. The CLP Group owns and operates a vertically integrated electricity generation, transmission and distribution business in Hong Kong, and invests in the power sector in Australia, the Chinese mainland, India, Taiwan and Thailand.

Mitsubishi is one of the largest Japanese trading companies doing business on a world-wide basis in, among others, automobile sales and manufacturing, electric appliances, steel and metal products, chemicals, processed foods, textiles, fuel imports and agriculture commodity exports.

EGCO is a regional power owner, operator and developer listed on the Stock Exchange of Thailand.

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, Mitsubishi, EGCO and their ultimate beneficial owners are third parties independent of the Company and its connected persons (as defined in the Listing Rules).

Your attention is drawn to the additional information set out in the Appendix to this circular.

Yours faithfully For and on behalf of CLP HOLDINGS LIMITED The Hon. Sir Michael Kadoorie Chairman

APPENDIX	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief as at the Latest Practicable Date, there are no other facts the omission of which would make any statement herein misleading.

2.	INTERESTS OF DIRECTORS AND CHIEF EXECUTIVE OFFICER

As at the Latest Practicable Date, the interests and short positions of the Directors and the Chief Executive Officer of the Company in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the “SFO”)), which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have taken under such provisions of the SFO); or were required to be entered into the register kept by the Company pursuant to section 352 of the SFO; or were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, were as follows:

2.1	Aggregate long position in the shares, underlying shares and debentures of the Company and its associated corporations

The interests of Directors and Chief Executive Officer in the shares of the Company (other than pursuant to equity derivatives such as share options, warrants to subscribe or convertible bonds) as at the Latest Practicable Date were as follows:

Directors	Capacity	Total Interests in Number of Ordinary Shares of the Company	% of the Issued Share Capital of the Company

The Hon. Sir Michael Kadoorie	Note (a)	475,381,026	19.7397
Mr. W. E. Mocatta	Founder of a discretionary trust	250,000	0.0104
Mr. J. S. Dickson Leach	Founder of a discretionary trust Note (b)	3,436	0.0001
Mr. R. J. McAulay	Note (c)	439,800,565	18.2623
The Hon. Sir S. Y. Chung	Beneficial owner	393,789	0.0164
Dr. William K. Fung	Beneficial owner	120,000	0.0050

APPENDIX	GENERAL INFORMATION

Directors	Capacity	Total Interests in Number of Ordinary Shares of the Company	% of the Issued Share Capital of the Company

Mr. J. A. H. Leigh	Note (d)	402,035,991	16.6941
Mr. R. Bischof	Beneficial owner	50,000	0.0021
Mr. P. C. Tan	Interests held jointly with spouse	5,000	0.0002
Mr. Andrew Brandler (Chief Executive Officer)	Note (e)	10,600	0.0004
Mr. Peter P. W. Tse	Note (f)	20,600	0.0009
Dr. Y. B. Lee	Note (g)	15,806	0.0007
Mr. Jason Whittle	Note (h)	238,409,771	9.8997

Notes:

(a)	The Hon. Sir Michael Kadoorie was deemed (by virtue of the SFO) to be interested in 475,381,026 shares in the Company. These shares were held in the following capacity:

i)	1,243 shares were an interest of his spouse, Lady Kadoorie.

ii)	236,335,571 shares were ultimately held by discretionary trusts, of which The Hon. Sir Michael Kadoorie is one of the beneficiaries and/or discretionary objects.

iii)	239,044,212 shares were ultimately held by a discretionary trust, of which The Hon. Sir Michael Kadoorie is one of the beneficiaries and the founder.

For the purpose of the SFO, the spouse of The Hon. Sir Michael Kadoorie was taken to have a discloseable duty in Hong Kong in relation to the shares referred to in (ii) and (iii) above. The spouse of The Hon. Sir Michael Kadoorie was therefore deemed to be interested in 475,381,026 shares in the Company representing approximately 19.74% of the issued share capital of the Company, of which 1,243 shares were held by her as beneficial owner and 236,335,571 and 239,044,212 shares were attributed to her pursuant to the SFO for disclosure purposes. Nevertheless, she has no interest, legal or beneficial, in these 236,335,571 and 239,044,212 shares attributed to her for disclosure purposes.

(b)	According to the register of directors’ and chief executives’ interests and short position required to be kept under Section 352 of Part XV of the SFO, Mr. J. S. Dickson Leach is the beneficial owner of 3,436 ordinary shares of the Company. The Company was notified by Mr. J. S. Dickson Leach that the capacity of his interest had been changed from Beneficial Owner to Founder of a Discretionary Trust.

APPENDIX	GENERAL INFORMATION

(c)	Mr. R. J. McAulay was deemed (by virtue of the SFO) to be interested in 439,800,565 shares in the Company. These shares were held in the following capacity:

i)	13,141 shares were held in a personal capacity.

ii)	236,335,571 shares were ultimately held by discretionary trusts, of which Mr. R. J. McAulay is one of the discretionary objects.

iii)	203,451,853 shares were ultimately held by a discretionary trust, of which Muriel, Lady Kadoorie, mother-in-law of Mr. R. J. McAulay, is the founder and a beneficiary and Mr. R. J. McAulay, his wife and members of his family are discretionary objects.

(d)	Mr. J. A. H. Leigh, in his capacity as one of the trustees of a trust was deemed to be interested in 401,993,991 shares which formed part of the 236,335,571 and 203,451,853 shares referred to in (c) above. 42,000 shares were held by Mr. J. A. H. Leigh in a beneficial owner capacity.
(e)	600 shares were held in a personal capacity and 10,000 shares were held in a beneficial owner capacity.
(f)	600 shares were held in a personal capacity and 20,000 shares were held in a beneficial owner capacity.
(g)	600 shares were held in a personal capacity and 15,206 shares were held jointly with spouse.
(h)	Mr. Jason Whittle was deemed (by virtue of the SFO) to be interested in 238,409,771 shares in the Company. These shares were held in the following capacity:

i)	600 shares were held in a personal capacity.

ii)	236,335,571 shares were ultimately held by discretionary trusts, of which Mr. Jason Whittle is one of the discretionary objects.

iii)	2,073,600 shares were ultimately held by a discretionary trust, of which Mr. Jason Whittle is one of the discretionary objects.

Messrs. I. D. Boyce, V. F. Moore, Hansen C. H. Loh, Paul M. L. Kan, Peter T. C. Lee and Peter W. Greenwood, Professor Judy Tsui and Sir Rod Eddington who are Directors of the Company, and Mr. Bradley W. Corson who is an Alternate Director have each confirmed that they had no interests in the shares of the Company or any of its associated corporations as at the Latest Practicable Date.

None of the Directors or the Chief Executive Officer had interests in debentures, under equity derivatives or in underlying shares of the Company and its associated corporations as at the Latest Practicable Date.

2.2.	Aggregate short position in the shares, underlying shares and debentures of the Company and its associated corporations

None of the Directors or the Chief Executive Officer had short positions in respect of shares, debentures, under equity derivatives or interests in underlying shares of the Company and its associated corporations as at the Latest Practicable Date.

APPENDIX	GENERAL INFORMATION

3.	INTERESTS OF SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, save as disclosed below, so far as is known to any Director or the Chief Executive Officer of the Company, no person had any interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the CLP Group.

3.1	Aggregate long position in the shares and underlying shares of the Company

The Company had been notified of the following substantial shareholders’ interests in the shares (other than pursuant to equity derivatives such as share options, warrants to subscribe or convertible bonds) as at the Latest Practicable Date.

Substantial Shareholders	Capacity	Total Interests in Number of Ordinary Shares of the Company	% of the Issued Share Capital of the Company

Acorn Holdings Corporation	Beneficiary	236,335,571 Note (a)	9.81
Bermuda Trust Company Limited	Trustee/Interests of controlled corporations	678,831,636 Note (a)	28.19
Bermuda Trust (Cayman) Limited	Trustee/Interests of controlled corporations	399,920,391 Note (b)	16.61
HWR Trustees Limited (now known as Harneys Trustees Limited)	Interests of controlled corporations	240,482,771 Note (a)	9.99
Lakshmi Company Limited	Beneficiary	196,468,538 Note (a)	8.16
Merlin Investments Limited	Beneficiary	196,468,538 Note (a)	8.16
Mikado Holding Inc.	Trustee	239,044,212 Note (a)	9.93
Mikado Investments Limited	Interest of controlled corporation/Beneficiary of trusts	239,044,212 Note (a)	9.93

APPENDIX	GENERAL INFORMATION

Substantial Shareholders	Capacity	Total Interests in Number of Ordinary Shares of the Company	% of the Issued Share Capital of the Company

Muriel, Lady Kadoorie	Founder and Beneficiary	203,451,853 Note (b)	8.45
New Boron Holding Corporation	Trustee	200,615,738 Note (a)	8.33
Oak CLP Limited	Beneficiary	196,554,172 Note (b)	8.16
Oak (Unit Trust) Holdings Limited	Trustee	196,554,172 Notes (a) & (b)	8.16
Mr. R. Parsons	Trustee	401,993,991 Note (c)	16.69
The Hon. Sir Michael Kadoorie	Note (d)	475,381,026 Note (d)	19.74
Mr. R. J. McAulay	Note (e)	439,800,565 Note (e)	18.26
Mr. Jason Whittle	Note (f)	238,409,771 Note (f)	9.90
Guardian Limited	Beneficiary/Interests in controlled corporations	401,993,991 Note (c)	16.69
The Mikado Private Trust Company Limited	Trustee/Interests in controlled corporations	475,379,783 Note (a)	19.74
Mr. J. A. H. Leigh	Note (c)	402,035,991 Note (c)	16.69
Goshawk Investments Limited	Beneficiary	198,542,138 Note (a)	8.24
Lawrencium Mikado Holdings Limited	Beneficiary	239,044,212 Note (a)	9.93
The Magna Foundation	Beneficiary	239,044,212 Note (a)	9.93
Lawrencium Holdings Limited	Beneficiary	236,335,571 Note (a)	9.81

APPENDIX	GENERAL INFORMATION

Notes:

(a)	The interests of Bermuda Trust Company Limited in the shares of the Company include the interests in the Company held by Esko Limited, Hesko Limited, Acorn Holdings Corporation, Goshawk Investments Limited, Lawrencium Holdings Limited, Lawrencium Mikado Holdings Limited, The Magna Foundation, The Mikado Private Trust Company Limited, Mikado Holding Inc., Mikado Investments Limited, Oak (Unit Trust) Holdings Limited, Lakshmi Company Limited and Merlin Investments Limited and also the majority of Mr. J. A. H. Leigh’s deemed interests.

The interests of Bermuda Trust Company Limited in the shares of the Company also include the shares held by discretionary trusts of which The Hon. Sir Michael Kadoorie and/or Mr. R. J. McAulay and/or Mr. Jason Whittle are among the discretionary objects as disclosed in “Interests of Directors and Chief Executive Officer”.

Bermuda Trust Company Limited was deemed to be interested in the shares in which Acorn Holdings Corporation, Lawrencium Holdings Limited, Lawrencium Mikado Holdings Limited, The Magna Foundation, The Mikado Private Trust Company Limited, Mikado Holding Inc., Mikado Investments Limited, Oak (Unit Trust) Holdings Limited, Lakshmi Company Limited and Merlin Investments Limited were interested, either in the capacity as trustee or by virtue of having direct or indirect control over such companies.

Bermuda Trust (Cayman) Limited controlled Lakshmi Company Limited and Merlin Investments Limited and was therefore deemed to be interested in the shares in which Lakshmi Company Limited and Merlin Investments Limited were interested. The Company has been advised that Lakshmi Company Limited, Merlin Investments Limited, Acorn Holdings Corporation and Lawrencium Holdings Limited were deemed to be interested in the same 196,468,538 shares in which New Boron Holding Corporation was deemed to be interested.

Bermuda Trust Company Limited controlled Acorn Holdings Corporation and Lawrencium Corporation and was therefore deemed to be interested in the shares in which such companies were deemed interested. In addition, Bermuda Trust Company Limited was deemed interested in 39,867,033 shares through other controlled corporations controlled by it.

The Mikado Private Trust Company Limited controlled Lawrencium Holdings Limited and Lawrencium Mikado Holdings Limited and was therefore deemed to be interested in the shares in which such companies were deemed to be interested.

The Company was notified by New Boron Holding Corporation that it was interested in 193,512,472 shares as at 1 April 2003. However, HWR Trustees Limited (now known as Harneys Trustees Limited) indicated in its latest disclosure form that as at 17 January 2005, it was interested in, inter alia, 200,615,738 shares through its wholly-owned subsidiary, New Boron Holding Corporation. Therefore, New Boron Holding Corporation was interested in the same 200,615,738 shares as at 17 January 2005 but was not itself under a duty to notify the Company of the change under the SFO.

In addition, the Company was notified by Oak (Unit Trust) Holdings Limited that it was interested in 196,554,172 shares as at 26 August 2003. However, Bermuda Trust Company Limited indicated in its latest disclosure form that as at 24 June 2005, it was interested in, inter alia, 203,451,853 shares through its wholly-owned subsidiary, Oak (Unit Trust) Holdings Limited. Therefore, Oak (Unit Trust) Holdings Limited was interested in the same 203,451,853 shares as at 24 June 2005 but was not itself under a duty to notify the Company of the change under the SFO.

(b)	The interests of Bermuda Trust (Cayman) Limited in the shares of the Company include the interests in the Company in which Oak CLP Limited, Oak (Unit Trust) Holdings Limited and Muriel, Lady Kadoorie were deemed to be interested.

APPENDIX	GENERAL INFORMATION

The interests of Muriel, Lady Kadoorie in 203,451,853 shares of the Company include shares in which Mr. R. J. McAulay and Mr. R. Parsons were deemed to be interested.

Bermuda Trust (Cayman) Limited was also interested in the 203,451,853 shares by virtue of its capacity as trustee of a trust of which Muriel, Lady Kadoorie is the founder and a beneficiary and Mr. R. J. McAulay is one of the discretionary objects. Bermuda Trust (Cayman) Limited, in its capacity as trustee of a discretionary trust, controlled Oak CLP Limited and was therefore deemed to be interested in the shares in which Oak CLP Limited was interested. The Company was notified by Oak CLP Limited that it was interested in 196,554,172 shares as at 26 August 2003. However, Bermuda Trust (Cayman) Limited indicated in its latest disclosure form that as at 5 February 2004, it was interested in 203,451,853 shares through its wholly-owned subsidiary, Oak CLP Limited. Therefore, Oak CLP Limited was interested in the same 203,451,853 shares as at 5 February 2004 but was not itself under a duty to notify the Company of the change under the SFO.

(c)	Mr. R. Parsons and Mr. J. A. H. Leigh, in their capacities as trustees of a trust, jointly controlled Guardian Limited and therefore were deemed to be interested in the shares in which Guardian Limited was deemed to be interested. Accordingly, the 401,993,991 shares in which Guardian Limited was interested is duplicated within the interests attributed to each of Mr. J. A. H. Leigh and Mr. R. Parsons.

Mr. J. A. H. Leigh also held 42,000 shares in a beneficial owner capacity.

(d)	The aggregate long position in the shares of the Company of The Hon. Sir Michael Kadoorie is listed below:

Interests in the Ordinary Shares of the Company

Number	Capacity

1,243	Interest of spouse
475,379,783	Founder of a discretionary trust
475,379,783	Discretionary object or beneficiary of various discretionary trusts

The interests of The Hon. Sir Michael Kadoorie as a founder of a discretionary trust and a beneficiary or discretionary object of various discretionary trusts are duplicated between each other. His interests, apart from the interest of his spouse, are also duplicated by the interests in the Company held by Bermuda Trust Company Limited and certain discretionary trusts of which Mr. R. J. McAulay and Mr. Jason Whittle are among the discretionary objects or beneficiaries as disclosed in Notes (e) and (f) below.

For the purpose of the SFO, the spouse of The Hon. Sir Michael Kadoorie was taken to have a discloseable duty in Hong Kong in relation to the 475,379,783 shares referred to above. The spouse of The Hon. Sir Michael Kadoorie was therefore deemed to be interested in 475,381,026 shares in the Company representing approximately 19.74% of the issued share capital of the Company, of which 1,243 shares were held by her as beneficial owner and 475,379,783 shares were attributed to her pursuant to the SFO for disclosure purposes. Nevertheless, she has no interest, legal or beneficial, in these 475,379,783 shares attributed to her for disclosure purposes.

(e)	See Note (c) under “Interests of Directors and Chief Executive Officer”.

(f)	See Note (h) under “Interests of Directors and Chief Executive Officer”.

APPENDIX	GENERAL INFORMATION

3.2	Aggregate short position in the shares and underlying shares of the Company

As at the Latest Practicable Date, the Company had not been notified of any short positions being held by any substantial shareholder in the shares or underlying shares of the Company.

4.	SERVICE CONTRACTS

None of the Directors has any existing or proposed service agreement with any member of the CLP Group which does not expire or is not determinable by the CLP Group within one year without payment of compensation (other than statutory compensation).

5.	COMPETING INTERESTS

As at the Latest Practicable Date, none of the Directors or their associates is considered by the Company to have interests in businesses which compete with, or might compete with, either directly or indirectly, the businesses of the CLP Group, other than those businesses where such Directors have been appointed to represent the interests of the Company and/or other members of the CLP Group.

6.	LITIGATION

Neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration or claim of material importance and, so far as the Directors are aware, no litigation or arbitration or claim of material importance is pending or threatened by or against the Company or any of its subsidiaries.

7.	MISCELLANEOUS

(a)	The Qualified Accountant of the Company is Mr. Tse Pak Wing Peter, BSc(Eng), MSc, FCA, FCPA.

(b)	The Company Secretary is Mrs. April Chan Yiu Wai Yee, FCS(PE), FCIS.

(c)	The share registrars and transfer office of the Company is Computershare Hong Kong Investor Services Limited, which is situated at 46th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong.

(d)	This circular has been prepared in both English and Chinese. In the case of any discrepancy, the English text shall prevail.

Exhibit 3

Annual General Meeting held on 24 April 2007 - Poll Results

At the Annual General Meeting of CLP Holdings Limited (the Company) held at Jockey Club Auditorium, The Hong Kong Polytechnic University, Hung Hom, Kowloon, Hong Kong, on 24 April 2007 (the AGM), a poll was demanded by the Chairman for voting on all the proposed and seconded resolutions, as set out in the Notice of Annual General Meeting dated 30 March 2007.

As at the date of the AGM, the issued share capital of the Company was 2,408,245,900 shares, which was the total number of shares entitling the holders to attend and vote for or against all resolutions. There were no restrictions on any shareholders casting votes on any of the proposed resolutions at the AGM.

All the resolutions, which were voted on by poll, were approved by Shareholders. The poll results in respect of the resolutions were as follows:

No. of Votes (%)
	RESOLUTIONS	For	Against

(1)	To adopt the audited Financial Statements for the year ended 31 December 2006 and the Reports of the Directors and Auditors thereon.	1,265,425,777 (99.9968%)	40,840 (0.0032%)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed.

(2)	(a) To declare a final dividend of HK$0.89 per share.	1,315,954,701 (99.9873%)	166,840 (0.0127%)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed.

	(b) To declare a special final dividend of HK$0.02 per share.	1,315,456,003 (99.9419%)	764,557 (0.0581%)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed.

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No. of Votes (%)
	RESOLUTIONS	For	Against

(3)	(a) To elect Mr. Jason Holroyd Whittle as Director.	1,313,347,604 (99.8084%)	2,520,659 (0.1916%)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed.

	(b) To elect Mr. Lee Ting Chang Peter as Director.	1,314,407,492 (99.8861%)	1,498,500 (0.1139%)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed.

	(c) To elect Mr. Peter William Greenwood as Director.	1,313,434,913 (99.8136%)	2,452,845 (0.1864%)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed.

	(d) To re-elect Mr. Vernon Francis Moore as Director.	1,312,344,353 (99.7204%)	3,679,700 (0.2796%)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed.

	(e) To re-elect Mr. Rudolf Bischof as Director.	1,314,350,138 (99.8846%)	1,518,596 (0.1154%)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed.

	(f) To re-elect Mr. Loh Chung Hon Hansen as Director.	1,311,512,428 (99.6600%)	4,474,019 (0.3400%)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed.

	(g) To re-elect Mr. William Elkin Mocatta as Director.	1,311,022,889 (99.6304%)	4,862,915 (0.3696%)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed.

	(h) To re-elect Mr. Tse Pak Wing Peter as Director.	1,313,517,984 (99.8242%)	2,312,915 (0.1758%)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed.

	(i) To re-elect Mr. Andrew Clifford Winawer Brandler as Director.	1,313,499,654 (99.8244%)	2,310,459 (0.1756%)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed.

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No. of Votes (%)
	RESOLUTIONS	For	Against

(4)	To re-appoint PricewaterhouseCoopers as auditors of the Company and authorise the Directors to fix auditors’ remuneration for the year ended 31 December 2007.	1,315,670,250 (99.9965%)	46,409 (0.0035%)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed.

(5)

To approve the revised levels of remuneration payable to the Non-executive Directors including Independent Non-executive Directors who serve on the Board and Board Committees of the Company, effective from 25 April 2007.

		1,315,629,900 (99.9866%)	176,782 (0.0134%)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

(6)	To give a general mandate to the Directors to issue and dispose of additional shares in the Company; not exceeding five per cent of the issued share capital at the date of this Resolution.	1,090,243,565 (82.8606%)	225,512,743 (17.1394%)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

(7)

To give a general mandate to the Directors to exercise all the powers of the Company to purchase or otherwise acquire shares of HK$5.00 each in the capital of the Company; not exceeding ten per cent of the issued share capital at the date of this Resolution.

		1,315,717,508 (99.9946%)	70,861 (0.0054%)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

(8)

To add the aggregate nominal amount of the shares which are purchased or otherwise acquired under the general mandate in Resolution (7) to the aggregate nominal amount of the shares which may be issued under the general mandate in Resolution (6).

		970,098,720 (73.7368%)	345,524,406 (26.2632%)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

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The poll results were subject to scrutiny by Ernst & Young, Certified Public Accountants, whose work was limited to certain procedures requested by the Company to agree the poll results summary prepared by the share registrars of the Company to voting papers collected and provided by the share registrars of the Company to Ernst & Young. The work performed by Ernst & Young in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

For and on behalf of

CLP Holdings Limited

April Chan

Company Secretary

Hong Kong, 24 April 2007

CLP Holdings Limited

(incorporated in Hong Kong with limited liability)

(Stock Code: 002)

Non-executive Directors:	The Hon. Sir Michael Kadoorie, Mr. W. E. Mocatta, Mr. J. S. Dickson Leach, Mr. R. J. McAulay, Mr. J. A. H. Leigh, Mr. R. Bischof, Mr. I. D. Boyce,
Mr. P. C. Tan (Mr. Bradley W. Corson as his alternate), Mr. Jason Whittle and
Dr. Y. B. Lee

Independent Non-executive Directors:	The Hon. Sir S. Y. Chung, Dr. William K. Fung, Mr. V. F. Moore,
Mr. Hansen C. H. Loh, Mr. Paul M. L. Kan, Professor Judy Tsui,
Sir Rod Eddington and Mr. Peter T. C. Lee

Executive Directors:	Mr. Andrew Brandler, Mr. Peter P. W. Tse and Mr. Peter W. Greenwood

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Exhibit 4

Company No. 627771

THE COMPANIES ORDINANCE

(CHAPTER 32)

CLP Holdings Limited

Ordinary Resolutions

passed at the Annual General Meeting on 24 April 2007

At the ninth Annual General Meeting of CLP Holdings Limited (the “Company”) duly convened and held at Jockey Club Auditorium, The Hong Kong Polytechnic University, Hung Hom, Kowloon, Hong Kong on Tuesday, 24 April 2007, the following Resolutions (5), (6), (7) and (8) were duly passed as Ordinary Resolutions:

(5)	“That the remuneration payable to the Non-executive Directors including Independent Non-executive Directors who serve on the Board and the following Board Committees of the Company be fixed at the levels as shown in the following table for each financial year until the Company in General Meeting otherwise determines; such remuneration to take effect from 25 April 2007 and be payable to Directors on a pro rata basis for the financial year ending 31 December 2007.

HK$
Board
Chairman	430,000
Vice Chairman	340,000
Non-executive Director	310,000

Nomination Committee
Chairman	14,000
Member	10,000

Audit Committee
Chairman	220,000
Member	160,000

Finance & General Committee
Chairman	215,000
Member	155,000

Human Resources & Remuneration Committee
Chairman	40,000
Member	30,000

Regulatory Affairs Committee
Chairman	20,000
Member	15,000

Provident & Retirement Fund Committee
Chairman	14,000
Member	10,000

Social, Environmental & Ethics Committee
Chairman	45,000
Member	35,000

China Committee
Chairman	60,000
Member	45,000	”

(6)	“That

(a)	subject to paragraph (c), a general mandate be and is hereby unconditionally granted to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to allot, issue and dispose of additional shares in the Company and to make or grant offers, agreements, options or warrants which would or might require the exercise of such powers;

(b)	the mandate in paragraph (a) shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the aggregate nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the mandate in paragraph (a), otherwise than pursuant to (i) a Rights Issue, or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iii) any scrip dividend or similar arrangement pursuant to the Articles of Association of the Company from time to time, shall not exceed five per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution and the said mandate shall be limited accordingly;

(d)	for the purpose of this Resolution:

“Relevant Period” means the period from the passing of this Resolution until whichever is the earlier of:

(i)	the conclusion of the next Annual General Meeting of the Company;

(ii)	the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

(iii)	the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong).”

(7)	“That:

(a)	a general mandate be and is hereby unconditionally given to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to purchase or otherwise acquire shares of HK$5.00 each in the capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, provided that the aggregate nominal amount of shares so purchased or otherwise acquired shall not exceed ten per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution.

(b)	for the purpose of this Resolution:

“Relevant Period” means the period from the passing of this Resolution until whichever is the earlier of:

(i)	the conclusion of the next Annual General Meeting of the Company;

(ii)	the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

(iii)	the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.”

(8)	“That, conditional upon the passing of Resolutions (6) and (7) set out in the Notice convening this Meeting, the aggregate nominal amount of the shares which are purchased or otherwise acquired by the Company pursuant to Resolution (7) shall be added to the aggregate nominal amount of the shares which may be issued pursuant to Resolution (6).”

(Sgd.)The Hon. Sir Michael Kadoorie

Chairman of the Meeting

Exhibit 5

Quarterly Statement 2007 (January – March)

To Shareholders:

The operations of CLP Holdings Limited (the Company) for the three months ended 31 March 2007 are summarised below:

Highlights

	3 months ended 31 March
	2007	2006	Increase
Revenue, HK$ million
Hong Kong electricity business	6,687	6,608	1.2%
Total	10,862	10,050	8.1%

Interim dividend, HK$ per share	0.52	0.50	4.0%

Electricity sold (Hong Kong electricity business), kWh millions
Kowloon and New Territories	5,764	5,678	1.5%
Including sales to the Chinese mainland	6,894	6,842	0.8%

Hong Kong Electricity Business

The local economy continued to experience strong and broad-based growth in the first quarter of 2007. A moderate increase in electricity demand by 1.5% over the level of 2006 was recorded. Residential Sector consumption remained at the same level as last year, as a result of the recent low supply of housing units and various energy saving initiatives. Commercial Sector consumption was supported by restaurant and property management activities, which have benefited most from the strong economic growth. Compared to recent years’ performance, Infrastructure & Public Services Sector rebounded with a strong growth in consumption supported by the completion of a new airport terminal, increased logistics activities, and further development of institutions and public services. The Manufacturing Sector followed its declining trend. In the past quarter this sector has suffered from closures and production slowdowns in the electronics, paper and textiles industries. Manufacturing sales account for less than 10% of the local sales. A breakdown of the total sales growth and percentage of total local sales by sector is as follows:

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	Increase/ (Decrease)	% of Total Local Sales
Residential	0.0%	21.8%
Commercial	2.7%	43.0%
Infrastructure & Public Services	5.6%	26.5%
Manufacturing	(10.6)%	8.7%

The shortage of electricity supply in Guangdong remained. Despite a small drop in sales level, demand from Guangdong Power Grid Corporation continued in the first quarter. Together with a mild increase in electricity demand from Shekou, overall sales to the Chinese Mainland dropped by 3% in the quarter. Total unit sales, which included both local sales and sales to the Chinese Mainland, increased by 0.8% over the same period in 2006.

Other issues relating to the Hong Kong electricity business, including discussions with the Hong Kong Government on the post-2008 regulatory framework and the securing of long-term natural gas to fuel our Hong Kong generating capacity are discussed in the Chairman’s address which forms part of the Minutes of the Annual General Meeting accompanying this Quarterly Statement.

Regional Electricity Businesses

Australia

On 29 January 2007, we announced an asset swap with AGL Energy (“AGL”) of our Torrens Island Power Station (“TIPS”) in return for AGL’s Hallett Power Station and a cash consideration of A$300 million. The asset swap will result in a rebalancing of TRUenergy’s portfolio in South Australia to better match its generation assets and retail load. Regulatory approval for the asset swap was obtained in April 2007, with the transaction scheduled to complete in early July 2007.

On 30 April 2007, we announced that TRUenergy had entered into an agreement with IBM Australia for the management and transformation of its information technology services and back-office functions. The agreement with IBM is for 10 years and includes the implementation of new retail systems by IBM that will offer customers improved product offerings and provide TRUenergy greater efficiencies and an enhanced ability to compete in the competitive Australian retail market.

Construction of the 400MW combined-cycle gas turbine Tallawarra Power Station continued well, with completion on schedule for late 2008. The Yallourn and Torrens Island Power Stations continued to perform well. Wholesale electricity prices were relatively high in the first quarter, driven primarily by the ongoing drought in eastern Australia, which has resulted in a significant reduction in generation from hydro electric plant as well as a number of thermal generators.

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Chinese Mainland

Construction of the 2 x 600MW supercritical coal-fired Fangchenggang Power Station progressed to a tight programme. Commissioning work on Unit 1 auxiliary equipment and various common facilities has commenced, with target commercial operation date in the third quarter of this year. The majority of the staff needed for operation and maintenance of the power station have been recruited and trained in supercritical technology and operation.

Southeast Asia and Taiwan

On 30 March 2007, we completed the injection of our 40% interest in the 1,320MW coal-fired Ho-Ping project into OneEnergy, the exclusive power sector investment vehicle in Southeast Asia and Taiwan for the CLP Group and Mitsubishi Corporation. This injection, which will result in a one-off gain of approximately HK$1,000 million, is in line with the business strategies of the CLP Group and OneEnergy. OneEnergy is actively looking at other development opportunities in the Philippines, Indonesia, Vietnam and Taiwan.

Unit 1 at Ho-Ping Power Station in Taiwan has been restored to full output after the replacement of turbine blades that were damaged in an incident in 2005. Periodic inspections will continue to ensure the operational integrity of both units.

The 2 x 717MW BLCP project in Thailand reached full output with the commissioning of the second unit. Both units have operated reliably and are making a significant contribution to the Thai electricity grid, whilst meeting all applicable environmental standards.

Safety and Environment

We have started a review of safety management across our portfolio of operating and construction projects outside Hong Kong following fatal incidents to contractors’ staff last year. We have engaged DuPont Company (Singapore) Pte Ltd to assist in providing external input to this review.

On 3 April 2007, the Environmental Protection Department approved the Environmental Impact Assessment of the Hong Kong Liquefied Natural Gas (LNG) receiving terminal on South Soko Island, and granted Castle Peak Power Company Limited an Environmental Permit for the construction and operation of the facilities, targeting completion in 2011/12.

Annual General Meeting (AGM)

The Minutes of the Ninth AGM of the Company accompany this Statement. The proceedings of the Meeting can be viewed at the Corporate Governance section on the Company’s website at www.clpgroup.com.

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Dividend

Directors today declared the first interim dividend for 2007 of HK$0.52 per share payable on 15 June 2007 to Shareholders registered as at 5 June 2007. The dividend of HK$0.52 per share (2006: HK$0.50 per share) is payable on the existing 2,408,245,900 shares of HK$5.00 each in issue.

The Register of Shareholders will be closed on 5 June 2007. To rank for this dividend, all transfers should be lodged with the Company’s Registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong for registration not later than 4:30 p.m. on Monday, 4 June 2007.

The Hon. Sir Michael Kadoorie

Chairman of the Board of Directors

Hong Kong, 8 May 2007

This Statement will be despatched to Shareholders on 23 May 2007 and is also available at the Corporate Governance or Investors sections on the Company’s website at

www.clpgroup.com.

CLP Holdings Limited

(incorporated in Hong Kong with limited liability)

(Stock Code: 002)

Non-executive Directors:	The Hon. Sir Michael Kadoorie, Mr. W. E. Mocatta, Mr. J. S. Dickson Leach, Mr. R. J. McAulay, Mr. J. A. H. Leigh, Mr. R. Bischof, Mr. I. D. Boyce,
Mr. P. C. Tan (Mr. Bradley W. Corson as his alternate), Mr. Jason Whittle and
Dr. Y. B. Lee

Independent Non-executive Directors:	The Hon. Sir S. Y. Chung, Dr. William K. Fung, Mr. V. F. Moore,
Mr. Hansen C. H. Loh, Mr. Paul M. L. Kan, Professor Judy Tsui,
Sir Rod Eddington and Mr. Peter T. C. Lee

Executive Directors:	Mr. Andrew Brandler, Mr. Peter P. W. Tse and Mr. Peter W. Greenwood

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